Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

141 West Jackson Boulevard

Chicago, Illinois 60604

April 25, 2007

Dear Member:

We are writing to update you on where we are in connection with the proposed merger with Chicago Mercantile Exchange Holdings Inc. (CME) and our review of the unsolicited proposal from IntercontinentalExchange, Inc. (ICE). As you know, on March 19, 2007 we announced that the board of directors of CBOT Holdings, Inc., after consultation with its legal and financial advisors, authorized the company, on the basis permitted by the merger agreement with the CME, to begin discussions and exchange information with ICE relating to ICE’s proposal. Those discussions and the exchange of information have been ongoing ever since.

The purpose of our review of ICE’s proposal is to permit the CBOT Holdings Board of Directors to determine in good faith whether the ICE proposal is a “Superior Proposal,” as that term is defined in the CME merger agreement. To enable the Board to make this determination, we need to understand every significant aspect of ICE’s business, and the potential benefits and challenges of combining our two companies. This is a critically important process, and we have devoted the necessary resources, both internal and external, to complete this task as quickly as possible. While we don’t know for sure when the review will be complete, we have made substantial progress over the last few weeks and would expect the review to be complete in the near future. As we have said previously, the Boards of Directors of CBOT Holdings and the CBOT are committed to a well-governed process that results in the best possible outcome for our stockholders and members.

Some of you have asked what happens after a decision on the ICE proposal is made. That depends on a variety of factors, and it is difficult to describe all of the potential outcomes. The process will be governed by the Board’s obligations under Delaware law and the terms of our merger agreement with the CME. The proxy statement that was mailed to you back in early March includes a detailed description of the merger agreement with the CME, including the parties’ rights and obligations in connection with alternative transactions. We encourage you to refer to those materials for additional information regarding our rights and obligations under the CME merger agreement.

Finally, several of you have asked about the Justice Department’s review of the CME merger agreement. All we can say at this point is that the Justice Department’s review is continuing.

We want to assure you that the Boards of Directors of CBOT Holdings and the CBOT are reviewing the proposal from ICE carefully, and we look forward to updating you on these matters as we are able.

Sincerely,

Charles P. Carey	Bernard W. Dan
Chairman of the Board	President and Chief Executive Officer

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained when available, without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.